WILLIAM G. BARKER III
Senior Vice President & Chief Financial Officer
January 5, 2009
VIA EDGAR TRANSMISSION
Linda Cyrkel
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Federal Signal Corporation (FSS)
Form 10-K for the Year Ended December 31, 2007
Filed February 27, 2008
Form 10-Q for the Quarter Ended September 30, 2008
Filed October 31, 2008
File No. 001-06003
Dear Ms. Cyrkel:
We have received your comment letter dated December 8, 2008 regarding your review of our filings referenced above. Our response to your comments follow.
Annual Report on Form 10-K for the Year Ended December 31, 2007
Item 1A. Risk Factors, Page 5
1.	In future filings, please remove the references in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.
     FSS Response
     We will revise our future filings to remove these references.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 12
2.	We refer to comment one from our letter dated May 22, 2007. Your response to this letter indicated that you would comply with the disclosure requirements to quantify the amounts relating to each of the factors that are attributable to the change in your results of operations. We note in your current disclosures several increases or decreases in revenues or expenses that were “offset” by other amounts. We again request that to the extent more than one factor is attributable to a change, either increase or decrease, that you quantify the amounts relating to each of the factors that are attributable to the change. Please revise your MD&A in future filings accordingly.
     FSS Response
1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000 • FAX (630) 954-2041

We will revise our future filings to further expand our disclosure and discussion within the MD&A, including quantifying the amounts related to each significant factor attributable to the changes in revenues or expenses, accordingly.
Corporate Expense, page 17
3.	We see from your disclosures in note 15 and on page 17 that corporate expenses were reduced by the reimbursement of $3.7 million of legal expenses from your insurance company relating to the ongoing firefighter hearing loss litigation. As these lawsuits are clearly related to your Fire Rescue segment, it is unclear why the legal expense and related reimbursement are not classified within this segment rather than in corporate expenses. Please tell us the rationale for including these amounts in corporate expense and disclose your policy with regard to legal expenses in future filings.
     FSS Response
The Company has been a defendant in various forms of hearing loss related litigation for more than 15 years. Both E-ONE (which was part of our Fire Rescue Group, or FRG) and FSS (the sirens were manufactured within our Safety and Security Systems Group, or SSG) have been named as a defendant at various points in time in the litigation. Some products that are the subject of the litigation are forty plus years old or have been discontinued for several years. This litigation has always been rigorously managed centrally by our legal staff at the corporate office, not by the management of SSG or FRG. Following the guidance of paragraphs 11 of SFAS 131, which provides that segment reporting should follow the management of the item, and that some expenses can be corporate expenses, these legal expenses (which are extremely unusual and not part of the normal operating activities of any of our operating segments) should be reported and managed as a corporate expense. Note that currently, only FSS is a party to these lawsuits since the E-ONE business was divested earlier this year.
We will disclose our policy with respect to legal expense more clearly in our future filings.
4.	With respect to the significant acquisition made of PIPS Technologies and its related significant amount of goodwill that arose from this acquisition, please revise future filings to provide a robust disclosure of a description of the factors that contributed to a purchase price that resulted in recognition of significant amounts of goodwill in accordance with paragraph 51(b) of SFAS 141..
FSS Response
We will revise our future filings to expand our disclosure within Note 11, Acquisitions, to include the factors that contributed to the significant goodwill for PIPS Technologies.
Financial Market Risk Management — Foreign Exchange Rate Risk, page 23
5.	While you provide a sensitivity analysis for a hypothetical change in variable interest rates for Interest Rate Risks, we note that no sensitivity analysis has been disclosed for your Foreign Exchange Rate Risk. Therefore, in accordance with Item 305 (a) (ii) (A) of Regulation S-K, please revise future filings to provide sensitivity analysis disclosures that express the impact resulting from one or more selected hypothetical changes in foreign currency exchange rates..
FSS Response
We will revise our future filings to expand our disclosure and discussion within the MD&A accordingly, including providing sensitivity analysis disclosures for hypothetical changes in foreign currency exchange rates.
Quarterly Report on From 10-Q for the period ended September 30, 2008
Note to Condensed Consolidated Financial Statements, page 8

Accounting for Sale of E-One
6.	From Note 12 (Goodwill and Other Intangibles) in your annual consolidated financial statements, we note that the Fire Rescue business segment contained approximately $42 million of goodwill at December 31, 2007, prior to the August 2008 sale of E-One. It also appears that E-One represented a substantial part of the Fire Rescue Segment, as its net sales were approximately $160 million as compared to the remaining net sales of this segment which only approximated $95 million for the nine months ended September 30, 2008 as disclosed in the Form 10-Q (9/30/08) in note 7 (Discontinued Operations) and note 9 (Segment Information), respectively. We also note from your disclosure in note 7 (Discontinued Operations) that the after-tax charge from the sale of E-ONE included $6.2 million of goodwill attributable to the E-ONE business.

As it appears that the E-ONE business was a very significant part of the Fire Rescue segment, it is unclear why only $6.2 million of the $42 million of goodwill for this segment was allocated and attributable to the E-ONE business upon disposal. Please clearly tell us whether you considered the guidance in paragraph 39 of SFAS 142. In this regard, also completely and specifically address, consistent with the accounting literature noted above, how you determined (including appropriate computations) that only $6.2 million of goodwill was attributable to the E-ONE business while the remaining goodwill of approximately $36 million will stay with the portion of the reporting unit (i.e., Bronto Skylift) that will be retained in the Fire Rescue segment.

Assuming a satisfactory response, your note disclosure (Accounting Policies and Discontinued Operations) in future filings should be significantly expanded to detail how you determined and allocated the amount of goodwill attributable E-ONE business as well as any other disposed reporting units in circumstances when you have retained other business or reporting units within the same business segment.
     FSS Response
We confirm that we followed the guidance set forth in Paragraph 39 of SFAS 142 when determining the amount of goodwill to write off due to the sale of E-One. Paragraph 39 states, “the amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.” In the first quarter of 2008, we performed an analysis of the impairment of goodwill for FRG and E-One in connection with the announcement of the impending sale of E-One. In accordance with SFAS 142, we calculated the fair value of FRG, excluding E-One, to be approximately $143.5 million, using the discounted cash flow method. We also calculated the fair value of E-One based on the most recent estimated sale price for the business to be approximately $24.3 million. Based on the relative fair values, we determined that 14%, or approximately $6.2 million of the FRG goodwill was attributable to E-One. Please note that although the E-One revenue was a substantial portion of the total revenues of the FRG segment, the Bronto business, which was the significant portion of the remainder of the group, was very profitable, had a large backlog of orders, and was completing a large expansion of the facility to increase capacity, and therefore its contribution of fair value to the segment is significantly higher when compared to E-One’s contribution.
In future filings, our disclosure will be expanded to detail how we determined and allocated the amounts of goodwill attributable to our disposed reporting units.
Definitive Proxy Statement on Schedule 14A
Certain Relationships and Related Party Transactions, page 12
7.	We note your disclosure that you maintain various policies and procedures relating to the review, approval, or ratification of transactions in which your company is a participant and in which any 10% stockholders or their family members have a direct or indirect material interest. In future filings, please disclose any such procedures relating to a stockholders covered by Item 403(a) of Regulation S-K. Refer to Item 404(b)(1) of Regulation S-K.

FSS Response
We will revise our future filings to expand our disclosure regarding such procedures accordingly.
Elements of Executive Compensation, page 14
8.	In future filings, please disclose all performance targets, including Economic Value improvement goals, which must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.
FSS Response
Our annual cash incentive payment program is based upon financial performance of the Company tied to the year-over-year increase in “Economic Value” as described in our proxy statement. This measure has been chosen, in part, because we believe that it is tied to the creation of shareholder value because it encompasses both earnings growth and efficient use of capital.
The annual incentive compensation payments for our Chief Executive Officer and Chief Financial Officer are based on the achievement of Economic Value goals which have been set for our Company as a whole. The annual incentive compensation payments for our business group presidents have threshold, target and maximum Economic Value goals for their respective business groups and for our Company as a whole. As disclosed in our proxy, the aggregate annual incentive awards of our business group presidents is weighted at 80% for achievement of the individual business group goals and 20% for Company goals.
Instruction 4 to Item 402(b) of Regulation S-K provides that a registrant is not required to disclose target levels with respect to specific performance related factors considered by its compensation committee or Board of Directors to involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the registrant.
We believe that the specific disclosure of our Economic Value improvement goals, whether linked to corporate or business unit performance, would cause substantial harm to the competitive position of the Company. If the Company was required to disclose its performance target levels, the Company would be providing its competitors with significant insight into the Company’s earnings growth and capital strategies. Since the Company operates in an intensely competitive market, it is particularly important in our industry to give as little information about the Company’s future plans, projections or expectations as possible.
Our disclosure of the Company and business unit performance targets, along with a review of the Company’s other publicly available information, could allow the Company’s competitors to extrapolate information regarding our past or present business plan for future periods and use this information to more effectively compete against the Company in competitive bidding situations. For example, revealing our specific performance targets will provide our competitors with insight as to our business strategies including the relative emphasis we have placed on long term revenue growth versus short term profit and insight into our capital investment plans. This information could enable competitors to gauge our pricing strategies and business model to their advantage in the competitive bidding process. Additionally, a number of the Company’s competitors are foreign and private companies, none of which have similar public disclosure obligations, which the Company may utilize in its bidding analysis, leaving the Company at a competitive disadvantage.
We believes that our disclosure of the Economic Value components, information related to the threshold, target and maximum bonus goals, the weighting of the goals between corporate and business unit targets, and the discussion of the actual annual cash incentives paid, provides our investors with any understanding of our incentive compensation program.
That said, the Company recognizes that Instruction 4 to Item 402(d) provides that if the registrant determines that disclosure of performance targets would cause it competitive harm, the registrant must discuss the difficulty level for the registrant and/or the executive to achieve the undisclosed target levels. The Company will in the future expand its disclosure to state its expectation of the level of difficulty for the Company and/or the executives to achieve the performance target levels with specificity.
Once the actual Economic Value of the Company and its business units are determined, the Compensation Committee with input from its outside compensation consultant aligns the level of achievement of the threshold, target and maximum Economic Value goals to a pre-set percentage of the executive’s base salary to determine the actual incentive payments for the named executive officers.
The Company is in the process of developing a new annual cash incentive program for the fiscal year 2009.
Long-Term Equity Incentives, page 16
General
9.	We note your disclosure in the fifth paragraph on page 16 that, in addition to competitive market practices, you also consider certain subjective criteria in determining long-term equity award incentives for your executive officers. In future filings, please provide additional disclosures of such criteria, including a discussion of the manner in which qualitative inputs relating to individual and company performance are translated into objective pay determinations.
FSS Response
Our long-term equity incentive award consists of three components: an option to purchase shares of our common stock; a restricted stock award; and a performance-based restricted stock award. In 2008, the overall value of the long-term incentive award has been allocated one-third to each components. The performance-based restricted stock award is tied to the achievement of a pre-determined three-year relative performance metric approved by the Committee based upon relative Total Shareholder Return, the formula for which is described in detail in the proxy. We will expand our future filings to include the above description.
We appreciate your consideration of the responses provided herein and look forward to hearing from you shortly if you have any additional comments based upon such responses.

Very Truly Yours,
By:	/s/ William G. Barker III
William G. Barker III
Senior Vice President and Chief Financial Officer

cc:	Ms. Lynda Cvrkel, Securities and Exchange Commission
Ms. Heather Clark, Securities and Exchange Commission
Mr. Joe Foti, Securities and Exchange Commission
Mr. Ian Hudson, Ernst & Young, LLP
Ms. Jennifer Sherman, Senior Vice President, Human Resources, General Counsel & Secretary